NO ACT

PE
7-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012338

August 31, 2009

Patrick J. Leddy
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

Received SEC
AUG 31 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 8-31-09

Re: Parker-Hannifin Corporation
Incoming letter dated July 9, 2009

Dear Mr. Leddy:

This is in response to your letters dated July 9, 2009 and August 10, 2009 concerning the shareholder proposal submitted to Parker-Hannifin by Norges Bank Investment Management. We also have received letters on the proponent's behalf dated July 27, 2009 and August 13, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John C. Kairis
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

August 31, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Parker-Hannifin Corporation
Incoming letter dated July 9, 2009

The proposal would amend the Code of Regulations to require that the Chairman of the Board be an independent director, as defined by the rules of the New York Stock Exchange.

We are unable to concur in your view that Parker-Hannifin may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Parker-Hannifin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Parker-Hannifin may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Parker-Hannifin may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

John C. Kairis
Director
Tel: 302-622-7160
jkairis@gelaw.com

August 13, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted To Parker-Hannifin Corporation By Norges Bank Investment Management Pursuant To Rule 14a-8

Ladies and Gentlemen:

This letter responds to a letter dated August 10, 2009, from Jones Day on behalf of Parker-Hannifin Corporation ("Parker-Hannifin" or the "Company"), in further support of Parker-Hannifin's request for a no-action letter permitting the exclusion of the shareholder proposal submitted to the Company by Norges Bank Investment Management ("NBIM"). The August 10, 2009 letter does nothing to cure the legal errors in the No-Action Request.

NBIM's proposal, if adopted, would amend Parker-Hannifin's Code of Regulations to require that, subject to certain exceptions, the director appointed to serve as the Company's Chairman of the Board meet the definition of independent under the listing requirements of the New York Stock Exchange ("NYSE"). The NYSE's listing requirements provide, in pertinent part, that "a director is not independent if: the director is or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company." *See* NYSE Listed Company Manual ("NYSE Manual") at 303A.02(b)(i). In both its No-Action request and the August 21 Letter, Parker-Hannifin argues that Ohio law prohibits the Company from appointing a director as Chairman who qualifies as independent under this NYSE listing rule. The Company's arguments are misplaced, and the August 10 letter does not save its cause.

The fact that a corporate chair may be deemed an "officer" under Ohio law does not disqualify a director appointed as chairman from being deemed "independent" under the NYSE's listing rules. As quoted above, the NYSE listing rules provide that a director does not qualify as "independent" if the *director is an employee* or an *immediate family member* of the director is, or has been in the last three years, an "executive officer" of the company. The fact that Ohio law may define a corporate chairman as an "officer," therefore, is completely irrelevant under the plain language of the applicable rule. Indeed, in its August 10 letter, Parker-Hannifin concedes, as it must, that a chairman is not *per se* excluded from the definition of independence under the NYSE listing requirements. *See* August 10, 2009 letter at 2 ("The No-Action Request did not argue . . .the chairman of an Ohio corporation would never qualify as 'independent'").

Nevertheless, Parker-Hannifin argues that *its* chairman could meet the NYSE's standard for "independence" *as a matter of law* because Parker-Hannifin's corporate chair performs a "policy making function" for the Company. August 10 letter at 3. Parker-Hannifin's argument falls apart upon closer inspection.

First, Parker-Hannifin ignores the actual language of the NYSE's listing rules, and instead chastises NBIM for not citing the official commentary to that rule. August 10 letter at 2-3. Parker-Hannifin argues: "Pursuant to the Commentary to Section 303A.2(b)(i) of the NYSE listing standards, any person who serves as executive officer, other than on an interim basis, is not independent under the NYSE listing standards." *Id.* at 2. But that is not what the Commentary actually says. The Commentary to Section 303A.02(b)(i) states: "Employment as an interim Chairman or CEO or other executive officer shall not disqualify a director from being considered independent following that employment." This Commentary thus simply explains that the interim employment of a director by the company shall not preclude the director from qualifying as "independent."

Second, the chairman of a corporate board is not an "executive officer" of the corporation for purposes of the NYSE listing standards, notwithstanding that the chairman may be deemed an "officer" under Ohio law. Under the NYSE listing standards, "executive officer" has the same meaning as "officer" under Rule 16a-1(f) of the Exchange Act. Rule 16a-1(f) conspicuously excludes chairman from the list of persons who are officers:

> The term "officer" shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer.

Recognizing that the word "chairman" appears nowhere in Rule 16a-1(f), Parker-Hannifin argues that *its* Chairman nevertheless qualifies as an "officer" because the Chairman performs a "policy making function." Parker-Hannifin's argument proves too much. It is the inherent responsibility of all corporate boards to exercise and establish corporate policy. *See Gottleib v. Mead Corp.*, 137 N.E.2d 178, 201 (Ohio Com. Pl. 1954) ("***It is well established that matters of corporate policy are to be determined entirely by the Directors***, and unless there is a gross abuse of discretion, fraud, gross negligence, or wilful [sic] or wrongful dissipation or waste of corporate assets, Courts will not interfere." (Emphasis supplied)). If a corporate chairman is considered an executive officer merely because he or she performs a "policy making function," then no chairman – indeed, no corporate director – would be considered independent under the

NYSE's listing rules, because corporate boards are charged under Ohio law with managing the affairs of a corporation and to set corporate policy. *See* Ohio Rev. Code § 1701.59(A) ("[A]ll of the authority of a corporation shall be exercised by or under the direction of its directors."); *McDonald v. Dalheim*, 683 N.E.2d 447, 450 (Ohio App. Ct. 1996) ("It is the function of the board of directors to manage and conduct the business of the corporation.").

Parker-Hannifin attempts to avoid this self-evident conclusion by arguing that the role of *its* Chairman is somehow novel and unlike that of the equivalent position within any other Ohio corporation. Pursuant to the Company's Code of Regulations, Parker-Hannifin argues, *its* Chairman "performs a policy function as an officer distinct from his role as a board member." August 10 letter at 3. Thus, Parker-Hannifin attempts to distinguish itself from the myriad other Ohio corporations with corporate chairs who qualify as "independent" under the NYSE listing rules by hypothesizing that the boards of those other Ohio corporations somehow have determined that their chairmen do not perform similar "policy making functions." *Id.* Parker-Hannifin's argument is makeweight and should be rejected.

As an initial matter, *nothing in Parker-Hannifin's Code of Regulations places any unique "policy making" responsibilities on the Chairman of the Company's Board of Directors.* Indeed, the Company's Certificate of Regulations specifically provides that "[t]he officers of the Corporation shall have such authority and perform such duties as are *customarily incident* to their respective officers, or as may be determined, from time to time, by the Board of Directors." (Emphasis supplied).[1]

Moreover, Parker-Hannifin has failed to offer *any* evidence that the responsibilities of its Chairman differ in any material respect from those of the chairmen of any other Ohio corporation. Parker-Hannifin attempts to explain this failure by representing that "[t]he basis upon which each of these companies [identified by NBIM] conclude that their respective chairman of the board was independent under the NYSE listing standards is not publicly disclosed." This is plainly false. Section 303A.02 states: "Companies must identify which directors are independent *and disclose the basis for that determination*" (emphasis added), and each of the companies identified disclosed the basis for such determinations.

---

[1] Article IV of the Company's Code of Regulations states as follows:

Article IV. Officers

Section 1. Designation of Election.
The Corporation shall have a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, a Treasurer and a Controller. The Corporation may also have such other officers and assistant officers as may be deemed necessary. The officers shall be elected by the Board of Directors, at least annually. Assistant officers may be appointed by the Chairman of the Board or the President. The Chairman of the Board and the President shall be Directors, but none of the other officers need be a Director.

Section 2. Authority and Duties of Officers.
The officers of the Corporation shall have such authority and perform such duties as are customarily incident to their respective officers, or as may be determined, from time to time, by the Board of Directors.

Indeed, requiring directors to demonstrate that they perform no policy functions to be considered independent would lead to absurd results. The point of having independent directors is that such directors can make important corporate decisions independent of their relationship with management of a company. *See* Commentary to Rule 303A.01 ("Effective boards of directors exercise independent judgment in carrying out their responsibilities. Requiring a majority of independent directors will increase the quality of board oversight and lessen the possibility of damaging conflicts of interest."). Under Parker-Hannifin's definition of independence, only directors who abdicate that role and leave to management all important policy decisions would be independent. This makes little sense.

CONCLUSION

Parker-Hannifin's argument that the Proposal "eliminate[s] the statutory requirement [under Ohio law] that the Chairman of the Board of the Company be an officer" has no merit. As set for the above, whether or not a chairman of an Ohio company is an officer under Ohio law is simply not relevant when determining whether a Chairman is independent under the NYSE listing requirements.

Very truly yours,

John C. Kairis
Ohio Bar I.D. No. 0039518

cc: Patrick J. Leddy, Esquire
Joseph R. Leonti, Esquire

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

(216) 586-7290
pjleddy@jonesday.com

August 10, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re: *Parker-Hannifin Corporation*
Supplemental Letter Regarding Shareholder Proposal of Norges Bank Investment Management
Securities Exchange Act of 1934 — Rule 14a-8

Dear Ladies and Gentlemen:

On July 9, 2009, we submitted a letter (the "***No-Action Request***") on behalf of our client, Parker-Hannifin Corporation, an Ohio corporation (the "***Company***"), notifying the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") that the Company intends to exclude from its proxy statement and form of proxy (the "***2009 Proxy Materials***") for its 2009 Annual Meeting of Shareholders a shareholder proposal and supporting statement (the "***Proposal***") submitted on behalf of Norges Bank Investment Management (the "***Proponent***"). In general, the Proposal, if adopted, would amend the Company's Code of Regulations to add an Article IV, Section 3 (the "***New Regulation***") requiring that the Chairman of the Company's Board of Directors be a director who is "independent" from the Company, as such term is defined in the New York Stock Exchange ("***NYSE***") listing standards.

The No-Action Request asserted our belief that the Proposal may be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate Ohio law to which the Company is subject and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal. We also attached to the No-Action Request a legal opinion on Ohio law from us (the "***Opinion***") supporting our position that the Proposal would, if implemented, cause the Company to violate Ohio law.

We are providing this supplemental letter to respond to correspondence from John C. Kairis, Esq., of Grant & Eisenhofer P.A., dated July 27, 2009, submitted on behalf of the

CLI-1734965v2

Proponent regarding the No-Action Request (the "***Proponent's Response***"), in which the Proponent argues that Rules 14a-8(i)(2) and 14a-8(i)(6) are inapplicable as a justification for excluding the Proposal from the 2009 Proxy Materials because the Proposal would not require the Company to violate Ohio law. (*See* Proponent's Response, at 2)

As an initial matter, Proponent's Response mischaracterizes or inaccurately interprets the arguments and positions set forth in the No Action Request. For example, notwithstanding the assertions to the contrary in Proponent's Response, the No-Action Request did not argue or take the position that:

- "[A] Chairman of the Board of an Ohio company, by definition, cannot be an 'independent' director as defined in the New York Stock Exchange ("NYSE") Listed Company Manual (the "NYSE Manual")." (*See* Proponent's Response, at 2)
- "The election of a chairman that is 'independent' within the meaning of the NYSE listing requirements is impossible under Ohio law because Ohio law defines chairman as an officer." (*See* Proponent's Response, at 3)
- "[T]he chairman of an Ohio corporation would never qualify as 'independent' under NYSE listing rules." (*See* Proponent's Response, at 3)
- "[The] argument, if accepted, would disqualify every Ohio corporation from trading on the NYSE because *no* corporate director would ever be considered 'independent'." (*See* Proponent's Response, at 4)
- "[A] chairman of the board of any Ohio corporation is an 'executive officer' as a matter of law..." (*See* Proponent's Response, at 5)

Each of these statements is a clear mischaracterization of the arguments made, and the positions taken, in the No-Action Request.

As clearly articulated in the No-Action Request, the arguments made, and the positions taken, in the No-Action Request are as follows:

1. The chairman of the board of an Ohio corporation is an officer under Section 1701.64(A) of the Ohio Revised Code. This was not disputed in the Proponent's Response.

2. Article IV, Section 1 of the Company's Code of Regulations provides that the Chairman of the Board is an officer of the Company.

3. Pursuant to the Commentary to Section 303A.2(b)(i) of the NYSE listing standards, any person who serves as an executive officer of a company, other than on an interim basis, is not independent under the NYSE listing standards. Proponent's Response only discusses the text of Section 303A.2(b)(i) without any reference to this commentary. In fact,

Proponent's Response completely ignores this integral part of the NYSE listing standards and the interpretation of Section 303A.2(b)(i) because this commentary undermines the position the Proponent attempts to have the Staff take in not accepting the Company's request for no-action relief.

4. Under the NYSE listing standards, an "executive officer" has the meaning specified for the term "officer" under Rule 16a-1(f) of the Securities Exchange Act of 1934. Under Rule 16a-1(f), "officer" means a company's president, principal financial officer, principal accounting officer (or, if none, controller), any vice president in charge of a principal business unit, division or function, any other officer who performs a policy making function, or any other person who performs a similar policy making function.

5. Thus, under the NYSE listing standards, if an officer of a company performs a policy making function, such officer is an executive officer and therefore is not independent under the NYSE listing standards.

6. Based on the Company's Code of Regulations and past practice as clearly described in the No Action Request, whether or not the Chairman of the Board of the Company is also the Company's Chief Executive Officer, the Chairman of the Board of the Company performs a policy making function as an officer distinct from his role as a board member. Moreover, as noted in the No-Action Request, Proponent's own supporting statement contemplates a more active role for the Chairman of the Board of the Company then the role of a typical director if the Proposal is adopted. Accordingly, consistent with the role of the Chairman of the Board for the Company and the Proponent's contemplated role for such Chairman of the Board, the Chairman of the Board of the Company is an executive officer under the NYSE listing standards and therefore is not independent under the NYSE listing standards. Furthermore, as long as the Chairman of the Board of the Company continues to perform a policy making function as an officer, the Chairman of the Board of the Company will not be independent under the NYSE listing standards. As made clear in the No Action Request, the determination that the Chairman of the Board of the Company is an executive officer is based on the specific facts and circumstances applicable to the Company. The Proponent's Response references a number of other Ohio corporations that have apparently come to the conclusion that their chairman of the board is independent under the NYSE listing standards and argues that our position is inconsistent with those conclusions. As indicated under the NYSE listing standards, a director's "independence" is determined by a Company's board of directors based on the specific facts and circumstances of such director. The basis upon which each of these companies concluded that their respective chairman of the board was independent under the NYSE listing standards is not publicly disclosed. However, as evident from the analysis set forth above, if these chairmen, in the judgment of their respective boards of directors, do not perform a policy making function as an officer distinct from their role as a board member, then, absent other disqualifying circumstances, such chairmen are independent under the NYSE listing standards. Thus, the Proponent's argument that our analysis is wrong because the conclusion reached is different then the conclusion reached by these other Ohio companies is without merit. Moreover,

on the same basis, the Proponent's statement that our argument, if accepted, would disqualify every Ohio corporation from trading on the NYSE because no corporate director would ever be considered "independent" is without merit.

7. The wording of the New Regulation is the same as the wording of the proposed new regulations set forth in a number of other recently filed shareholder proposals requesting separation of the chief executive officer and chairman of the board except for the first clause of the New Regulation, which provides: "Notwithstanding any other provision of these Regulations, ..." Obviously, this language is intended to permit implementation of the New Regulation in those situations where the New Regulation may conflict with the existing Code of Regulations of the Company. However, as specified in the No Action Request, under Ohio law, the rules and regulations of an Ohio corporation, including the Code of Regulations, cannot be in contravention of any statutory provisions. As noted earlier, Article IV, Section 1 of the Company's Code of Regulations provides that the Chairman of the Board of the Company is an officer of the Company. This is consistent with and required by Section 1701.64(A), which provides that if an Ohio corporation desires to have a Chairman of the Board, the Chairman is an officer. Therefore, the New Regulation, if implemented, would cause the Company's Code of Regulations to be in contravention of Section 1701.64(A) by attempting to eliminate the statutory requirement that the Chairman of the Board of the Company be an officer. Because the Chairman of the Board of the Company is an officer under Ohio law (which the New Regulation cannot eliminate without violating Ohio law) and he performs a policy making function as an officer, he is an executive officer under the NYSE listing standards and thus cannot be independent. As specified in this letter and in the No Action Request, this is the Company's position, as supported by the Opinion, notwithstanding the Proponent's attempts to mischaracterize it.

Finally, as support for its position, Proponent's Response focuses on the Staff's decision in *Moody's Corporation* (February 26, 2009). However, such reliance is misplaced. In *Moody's*, the proponent submitted a precatory proposal asking the "board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Moody's." Obviously, this precatory proposal is substantially different than the New Regulation. In particular, unlike the New Regulation, which specifically provides that "independence" has the meaning under the NYSE listing standards, the Moody's proposal did not define "independence." In fact, this was a key point in the proponent's response to Moody's no action request relating to Moody's proposal. In its response, the proponent specifically stated if the precatory proposal passed, and if the Moody's board choose to implement it, "that [Moody's board] could choose to adopt a definition of independence that would allow its policy to comply with the By-Laws." Therefore, *Moody's* clearly does not support the Proponent's position.

Based upon the foregoing analysis, our arguments set forth in the No-Action Request and our opinion on matters of Ohio law as set forth in the Opinion, we respectfully reiterate our request that the Staff concur that it will take no action if the Company excludes the Proposal in its entirety from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent.

We would be happy to provide you with any additional information or answer any questions that you may have regarding this subject. Please do not hesitate to contact me at (216) 586-7290 or Joseph R. Leonti, Parker-Hannifin's Associate General Counsel, at (216) 896-2887 if we can be of any further assistance in this matter.

Very truly yours,

Pat Leddy

Patrick J. Leddy

Enclosures

cc: Joseph R. Leonti, Parker-Hannifin Corporation
Michael J. Barry, Esq., Grant & Eisenhofer P.A.
John C. Kairis, Esq., Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

G&E
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: (302) 622-7160
E-mail: jkairis@gelaw.com

July 27, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted To Parker-Hannifin Corporation By Norges Bank Investment Management Pursuant To Rule 14a-8

Dear Ladies and Gentlemen:

We have been asked by Norges Bank Investment Management ("NBIM") to respond to a letter from Jones Day dated July 9, 2009 (the "July 9, 2009 Letter") on behalf of its client Parker-Hannifin Corporation ("Parker-Hannifin" or the "Company") to the Office of Chief Counsel, Division of Corporation Finance ("Division") of the Securities Exchange Commission ("Commission"). The July 9, 2009 Letter informs the Division of the Company's intention to exclude a shareholder proposal (the "Proposal") that NBIM submitted to the Company for inclusion in the proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (the "Proxy Materials") pursuant to Rule 14a-8.[1]

The Proposal seeks to require Parker-Hannifin to amend its Code of Regulations to provide that the chairman of the Company's board of directors ("Chairman") be a director who is "independent" within the meaning of the New York Stock Exchange ("NYSE") listing standards.

Jones Day asserts that the Proposal can be excluded under Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate Ohio law. Jones Day makes the related argument that the Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the

[1] In support of its argument to exclude the Proposal, Jones Day attached to the July 9, 2009 Letter its legal opinion to Parker-Hannifin that makes substantially the same arguments as the July 9, 2009 Letter.

power and authority to implement the Proposal, since it purportedly would cause the Company to violate Ohio law.

Jones Day's arguments hinge on its mistaken belief that a chairman of the board of an Ohio Company, by definition, cannot be an "independent" director as defined in the New York Stock Exchange ("NYSE") Listed Company Manual (the "NYSE Manual"). *See* July 9, 2009 Letter at 4. In reaching this conclusion, Jones Day cites Ohio law stating that a chairman of the board is an "officer" of a company. *See id.* at 3-4 (citing Section 1701.64(A) of the Ohio Revised Code) ("Section 1701.64(A)"). Jones Day further cites the NYSE Manual, which states that a director of a company is not "independent" if that director is an employee of the company or has a family member that served, in the last three years, as an "executive officer" of the company. *See* July 9, 2009 Letter at 3-4 (citing the NYSE Manual at § 303A.02(b)(i)).

Neither provision supports Jones Day's position. Whether or not a chairman is an "officer" under Ohio law is entirely irrelevant for determining whether a chairman is "independent" under the rules of the NYSE. The NYSE Manual does not reference Ohio law in its definition of "independent." According to NYSE Manual § 303A.02(b)(i), a chairman of a company incorporated under Ohio law, or under the law of any other jurisdiction, may be "independent" if he or she is not an employee of the company and does not have a relative who is an "executive officer" of the company, as that term is defined in the NYSE Manual. Whether Ohio law defines the role of chairman itself as an "officer" position is completely beside the point.

As set forth more fully below, NBIM respectfully submits that Rules 14a-8(i)(2) and 14a-8(i)(6) are inapplicable because the Proposal would not require the Company to violate Ohio law.

BACKGROUND OF THE PROPOSAL

NBIM, a holder of Parker-Hannifin securities, is responsible for investing the international assets of the Norwegian Government Pension Fund-Global on behalf of Norway's Ministry of Finance. This portfolio holds the long-term financial savings of the state of Norway and currently has assets of approximately $328 billion.

In an effort to advance sound corporate governance at the Company, NBIM submitted a Proposal that would require that the positions of Chairman and Chief Executive Officer be held by different persons at Parker-Hannifin, and that the Chairman be "independent" of the Company within the meaning of the NYSE listing standards. The Proposal provides as follows:

> RESOLVED: Pursuant to Section 1701.11 of the Ohio Revised Code, the shareholders hereby amend the Code of Regulations to add the following text where designated:
>
> To add a new Article IV, Section 3:
>
> Notwithstanding any other provisions of these Regulations, the Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this Regulation, "independent" has the meaning set forth in the New York Stock

> Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this Regulation within 60 days of such determination. Compliance with this regulation shall be excused if no Director who qualifies as independent is elected by the shareholders or if no Director who is independent is willing to serve as Chairman of the Board. This Regulation shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this regulation was adopted.

DISCUSSION

I. The Proposal Is Not Excludable Under Rule 14a-8(i)(2) Because It Would Not Cause The Company To Violate Ohio Law

Jones Day argues that the election of a chairman that is "independent" within the meaning of the NYSE listing requirements is impossible under Ohio law because Ohio law defines chairman as an officer. This argument is nonsense. Section 1701.64(A) of the Ohio Revised Code provides as follows:

> (A) The officers of a corporation shall consist of a president, a secretary, a treasurer, and; if desired, a chairman of the board .... The officers shall be elected by the directors. The chairman of the board shall be a director. Unless the articles or the regulations otherwise provide, none of the other officers needs to be a director ...

According to Jones Day, because this provision includes the "chairman of the board" within the definition of corporate "officers," this means that the chairman of an Ohio corporation could never qualify as "independent" under the NYSE's listing rules. Jones Day is mistaken. The definition of who qualifies as an "officer" under Ohio law has nothing to do with whether a director is "independent" for purposes of the NYSE's listing requirements.

Section 303A.02(b)(1) of the NYSE Manual provides:

> [A] director is not independent if:
>
> (i) *The director is, or has been within the last three years, an employee of the listed company*, or an immediate family member is, or has been within the last three years, an <u>executive officer</u> of the listed company.

(emphasis added). The term "executive officer" as used in the NYSE Manual, in turn, has the same definition as "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934. *See* NYSE Manual § 303.A02 n.1. Rule 16a-1(f) provides:

> The term "officer" shall mean an. issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer.

Thus, as long as the corporate chairman (1) is not, and has not during the prior three years been, an employee of the company or (2) has a relative who, within the prior three years, has served as served as an "executive officer" of the corporation for purposes of Section 16 of the Exchange Act, the corporate chairman can qualify as "independent" under the NYSE rules regardless of whether the role of "chairman" is included within the definition of "officer" under Ohio law.

Apparently recognizing this, Jones Day argues that because a chairman of a corporate board performs a "policy-making function" the chairman, *ipso facto*, qualifies as an "executive officer" and thus cannot be considered "independent" under the NYSE's rules. *See* July 9, 2009 Letter at 4-5. Jones Day is wrong. As an initial matter, Jones Day's argument evidences a fundamental misreading of the applicable NYSE rule. Section 303A.02(b)(1) of the NYSE Manual only disqualifies a director from being considered independent if the director is (or recently served as) an "employee" of the company, or has an "immediate family member" who has served as an "executive officer." In other words, the "executive officer" provision relied upon by Jones Day does not apply to "directors" but to the director's "immediate family member[s]."

But more importantly, Jones Day's argument, if accepted, would disqualify every Ohio corporation from trading on the NYSE because *no* corporate director could ever be considered "independent." Under Ohio law, all directors are charged with making crucial policy decisions. The Ohio Revised Code states that "*all of the authority of a corporation shall be exercised by or under the direction of its directors*." Ohio Rev. Code § 1701.59(A); *see also McDonald v. Dalheim*, 683 N.E.2d 447, 450 (Ohio App. Ct. 1996) ("It is the function of the board of directors to manage and conduct the business of the corporation."). Jones Day does not try to distinguish how the alleged policy-making role of the Chairman differs from the policy-making role of any other director.[2] Thus, taking Jones Day's argument to its logical conclusion, ***no director of an Ohio corporation could ever qualify as "independent" under the NYSE's listing rules because they direct corporate policy.*** And if this were the case, no Ohio corporation (including Parker-Hannifin) could be listed on the NYSE because the NYSE's listing rules require that a majority of corporate directors be "independent." *See* NYSE Manual at § 303A.01. This construction is patently absurd and should be rejected. *See Disabled in Action of Pennsylvania v. Southeastern Pennsylvania Transp. Auth.*, 539 F.3d 199, 210 (3d Cir. 2008) (holding that when construing a statute, courts should "avoid constructions that produce odd or absurd results or that are inconsistent with common sense").

[2] Rule 16a-1(f), from which the NYSE Manual takes its definition of executive officer, defines "any . . . person who performs . . . policy-making functions for the issuer" as an "officer."

Indeed, many of the largest Ohio companies listed on the NYSE state, in their proxy materials, that their non-executive chairman is independent under the NYSE listing requirements. *See, e.g., First Energy Corp.*, Proxy Statement (filed April 1, 2009) at 5-7 (stating that the board deems chairman George M. Smart independent under the listing standards of the NYSE); *Progressive Corp.*, Proxy Statement (filed Mar. 3, 2009), at 10-11 (stating that the board deems chairman Peter Benjamin Lewis independent under the listing standards of the NYSE; ***"For purposes of this requirement, 'officer' does not include a non-executive Chairman of the Board who is otherwise independent under these standards."*** (emphasis added)); *DPL Inc.*, Proxy Statement (filed Mar.18, 2008) at 6-7 (stating that the board deems chairman Glenn E. Harder independent under the listing standards of the NYSE); *Diebold, Inc.*, Proxy Statement (filed Mar. 10, 2009) at 2 (stating that the board deems chairman John N. Lauer independent under the listing standards of the NYSE); *Steris Corp.*, Proxy Statement, (filed June 4, 2009) at 10-11 (stating that the board deems chairman John P. Wareham is independent under the listing standards of the NYSE). ***Indeed, when Parker-Hannifin itself had a non-executive Chairman, the Company did not identify its Chairman as an "executive officer" in its Forms 10-K.***[3]

According to Jones Day's argument, each of these companies – including Parker-Hannifin – has filed false statements with the SEC and violated Ohio law by claiming that the chairs of their corporate boards satisfied the independence requirements of the NYSE's listing standards or by failing to list their chairmen as Section 16 officers. Interestingly, though, Jones Day publicly touts on its website that it has represented at least three of these companies – including Parker-Hannifin itself -- for over 10 years. *See* Jones Day – Firm Overview – Our Clients (available at http://www.jonesday.com/firm/clients/) (attached hereto as Exhibit A) (citing 10+ year representation of Parker-Hannifin Corporation, FirstEnergy Corp. and Diebold Incorporated). In other words, Jones Day, which now claims that a chairman of a board of any Ohio corporation is an "executive officer" as a matter of law, purportedly represented Parker-Hannifin when the Company made its public filings that failed to identify its non-executive Chairman as an "executive officer." *See supra* n. 3. If Jones Day truly thought that each of these companies (including Parker-Hannifin) violated Ohio and federal law by making such representations, presumably Jones Day would have advised these long-term clients of such flagrant illegality.

In truth, however, Jones Day's argument is purely opportunistic and ignores the fundamental purpose of NBIM's proposal and the NYSE's listing requirements. In defining independence, the NYSE's primary concern was to ensure director "independence from management." Commentary to NYSE Manual Section 303A.02(a). Thus, the focus of the

[3] *See* Parker-Hannifin 10-K for the Fiscal Year Ended June 30, 2004 (filed Sept. 3, 2004) at 7-8; Parker-Hannifin 10-K for the Fiscal Year Ended June 30, 2003 (filed Aug. 29, 2003) at 7-8; Parker-Hannifin 10-K for the Fiscal Year Ended June 30, 2002 (filed Aug. 14, 2002) at 7-8; Parker-Hannifin 10-K for the Fiscal Year Ended June 30, 2001 (filed Sept. 27, 2001) at 7-8; Parker-Hannifin 10-K for the Fiscal Year Ended June 30, 1999 (filed Sept. 24, 1999) at 6-7; Parker-Hannifin 10-K for the Fiscal Year Ended June 30, 1998 (filed Sept. 15, 1998) at 6-7; Parker-Hannifin 10-K for the Fiscal Year Ended June 30, 1997 (filed Sept. 29, 1997) at 6-7; Parker-Hannifin 10-K for the Fiscal Year Ended June 30, 1996 (filed Sept. 30, 1996) at 7-8; Parker-Hannifin 10-K for the Fiscal Year Ended June 30, 1995 (filed Sept. 28, 1995) at 6-7; Parker-Hannifin 10-K for the Fiscal Year Ended June 30, 1994 (filed Sept. 28, 1994) at 6-7.

inquiry does not revolve around the types of decisions a director is called on to make, but rather involves "assessing the materiality of a director's relationship with the listed company." *Id.* This definition of independence is in accord with Ohio law, which recognizes that directors may not be able to exercise their "unbiased, independent business judgment" where they are "beholden" to a third party. *Drage v. Procter & Gamble*, 694 N.E.2d 479, 483 (Ohio App. Ct. 1997). Thus, by excluding directors who have a family member that is an executive officer from the definition of independent, the NYSE Manual helps ensure that independent directors are not beholden to the interests of such family members. The NYSE Manual does not exclude directors from the definition of independent merely because they exercise their business judgment to make important decisions on behalf of the Company.

It is for this reason that the Division consistently has rejected arguments that a company can exclude a proposal requiring a chairman to be "independent" pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) simply because a chairman is an "officer" under state law. *Moody's Corporation*, 2009 WL 851493 (Feb. 26, 2009) is directly on point. In *Moody's*, the company sought permission to exclude a proposal requesting that the board of directors adopt a policy that the board's chairman be an independent director within meaning of NYSE listing requirements. Like Parker-Hannifin at bar, Moody's argued that this proposal, if implemented, would require it to violate state law because its by-laws designated the chairman as an "officer" of company. The Commission denied Moody's request for no-action relief under Rules 14a-8(i)(2) and 14a-8(i)(6). *See also Exxon Mobil Corp.*, 2009 WL 890020 (March 23, 2009) (declining to concur in view that company could exclude proposal requiring that chairman be an independent director; company claimed that proposal would require it to violate New Jersey law, because the bylaws specifically provided that the chairman was an "officer" of the company); *The McGraw-Hill Cos., Inc.*, 2009 WL 851521 (Feb. 20, 2009) (declining to concur in view that company could exclude proposal requesting that the board of directors adopt a policy that the board's chairman be an independent director; company claimed that proposal would require it to violate New York law because the bylaws specifically provided that the chairman was an "officer" of the company); *First Mariner Bancorp*, 2005 WL 56940 (Jan. 10, 2005) (declining to concur in view that company could exclude proposal requesting that the board adopt a policy that the chairman be an independent director; company claimed that proposal would require it to violate Maryland law because its bylaws specifically provided that chairman was an "officer" of the company).

The Company's reliance on *The Home Depot, Inc.*, 2008 WL 436353 (February 12, 2008) is misplaced. In *Home Depot*, the Division concurred with the company's view that it could exclude a proposal similar to that at bar on the grounds that it would violate Delaware law. Critically, the proposal at issue in *Home Depot* was alleged to violate Delaware law not because, as the Company claims here, election of an "independent" chairman would purportedly violate state law but, rather, because the proposal, if adopted, *would have required the company to violate its own certificate of incorporation and to breach the express terms of an employment agreement. Home Depot* is inapposite.

Simply, it is not the law of Ohio that a corporation cannot elect a Chairman that is "independent" within the meaning of the NYSE listing requirements. Accordingly, adoption of the Proposal would not cause Parker-Hannifin to violate Ohio law, and the Company has identified no basis upon which it can exclude the Proposal.

II. The Proposal Is Not Excludable Under Rule 14a-8(i)(6) Because The Company Has The Power To Implement The Proposal

Jones Day's sole argument that the Company lacks the power to implement the Proposal is based on its belief that the Proposal is "contrary to state law." *See* July 9, 2009 Letter at 5-6. Jones Day merely reiterates its belief that once a director becomes the Chairman, he or she will not be independent under the NYSE Listing Manual, and the Board "would be forced to select a new Chairman . . . within 60 days." July 9, 2009 Letter at 6.

As set forth above, this argument is wrong. Nothing in Ohio law or the NYSE Manual transforms an independent director to a non-independent director merely because he or she is appointed as chairman. Accordingly, the Proposal may not be excluded under Rule 14a-8(i)(6).

CONCLUSION

The Company has identified no basis for exclusion of the Proposal, and the weight of authority supports its inclusion in the Proxy Materials. Accordingly, NBIM respectfully requests that the Commission decline to concur in Parker-Hannifin's view that it may exclude the Proposal under Rule 14a-8(i)(2) or Rule 14a-8(i)(6).

Please do not hesitate to contact the undersigned at 302.622.7160 or my partner Michael Barry at 302.622.7065 should you have any questions concerning this matter or should you require additional information. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy and returning it in the enclosed envelope.

Very truly yours,

John C. Kairis
Ohio Bar I.D. No. 0039518

Encl.

cc: Patrick J. Leddy, Esquire w/encl. (via email and U.S. mail)
Joseph R. Leonti, Esquire w/encl. (via U.S. mail)

Exhibit A

JONES DAY. | One Firm Worldwide

Our Clients

"Every lawyer and staff person in any Jones Day office anywhere in the world knows that the Firm's values are deeply rooted in putting our clients' interests first in everything we do. Excellent client service is a longstanding, overarching objective of our Firm."

- Steve Brogan, Managing Partner

Since our beginning in 1893, client service has been a fundamental value of the Firm. Our highest priority is to deliver the best of the Firm to every client engagement. How do we define client service? At Jones Day, providing quality of service means getting the best possible results for our clients by providing technically accurate, creative, and efficient legal services that correlate with our clients' business objectives.

Today, Jones Day acts as principal outside counsel to, or provides significant legal representation for, more than half of the *Fortune* 500 companies. We also serve privately held companies, financial institutions, investment firms, health care providers, retail chains, foundations, educational institutions, and individuals.

Following is a partial list of our clients, most of whom we have been honored to represent for more than 10 years.

Abbott Laboratories
Air Products and Chemicals, Inc.
Alcatel-Lucent
Alfa Group
Ameren Corporation
American Greetings Corporation
Amway Corporation
Arlington Securities Limited
Arsenal Football Club
Ashtenne Industrial Fund LP
AsiaVest Partners, TCW/YFY Ltd.
Bank of America Corporation
Bayer AG
Blue Point Capital Partners
Bombardier Transportation
Bon Secours Health System, Inc.
Bridgestone Corporation
The British Land Company PLC
Brush Engineered Materials Inc.
Cabot Corporation
Celgene Corporation
CenterPoint Energy, Inc.
Chevron Corporation
China Development Industrial Bank
Citicorp
City of Chicago
Colt's Manufacturing Company, Inc.
Continental Airlines, Inc.
Cooper Tire & Rubber Company
County of Los Angeles
Cummins Inc.
CVS Caremark Corporation
Dana Corporation
Dell Inc.
Deutsche Bank AG
Developers Diversified Realty Corporation
Diebold Incorporated
DIRECTV
Dominion East Ohio
Dongfeng Motor Corporation
Dow Corning Corporation
Dresdner Kleinwort Limited
Duchossois Industries, Inc.
The Dun & Bradstreet Corporation
Eastman Chemical Company
Eastman Kodak Company
Edison Mission Energy
Kellogg Brown & Root
KeyCorp
Knight Ridder, Inc.
Kvaerner-E&C-Singapore Pte Ltd
Lafarge S.A.
LCOR Incorporated
Lehman Brothers Holdings Inc.
Lennar Corporation
Liberty Media Group
The Lincoln Electric Company
The Lubrizol Corporation
LUKOIL
Macy's
Mag Instrument, Inc.
McKesson Corporation
MedImmune, Inc.
Mellon Financial Corporation
Merrill Lynch & Co., Inc.
Metropolitan Life Insurance Co.
Micron Technology, Inc.
Mitsubishi Heavy Industries Ltd.
Morgan Stanley Realty
NACCO Industries, Inc.
Nationwide Insurance Companies
Nestlé USA
Novelis Corporation
Occidental Petroleum Corporation
Omnicom Group Inc.
Pacific Century Regional Developments Ltd
Parker-Hannifin Corporation
PepsiCo, Inc.
Pfizer, Inc.
PolyOne Corporation
The Procter & Gamble Company
Purdue Pharma, L.P.
R. H. Donnelley Corporation
Reynolds American Inc.
R.R. Donnelley & Sons Company
Rhodia
The Riverside Company
Royal Bank of Scotland Commercial Service
SanDisk Corporation
Sanofi-Aventis
SCANA Corporation
The Sherwin-Williams Company
Simon Property Group, Inc.
Société Générale

Emerson Electric Company
Entergy Corporation
Ernst & Young International
Escorts Ltd.
Exelon Corporation
Experian
FirstEnergy Corp.
Freescale Semiconductor, Inc.
Frito-Lay, Inc.
FTD, Inc.
GenCorp Inc.
Genentech, Inc.
General Electric Company
General Mills, Inc.
General Motors Corporation
Georgia Gulf Corporation
The Goldman Sachs Group, L.P.
Goodrich Corporation
Halliburton Company
Hanson PLC
Harman International Industries, Incorporated
HCA Inc.
HNI Corporation
Honda Motor Co., Ltd.
International Business Machines Corporation
Internet Corporation for Assigned Names and Numbers (ICANN)
J.C. Penney Company, Inc.
Jefferies & Company, Inc.
JPMorgan Chase Bank
Kaiser Aluminum Corporation

The Southern Company
Sprint Nextel Corporation
Standard Bank Plc
Sukhoi Civil Aircraft
Tenet Healthcare Corporation
Texas Instruments Incorporated
TEXTRON INC.
Thomson S.A.
Time Warner, Inc.
The Timken Company
TNK-BP
TOTAL S.A.
Toyota Motor Corporation
Trammell Crow Residential
Uni-President Enterprises Corp.
United Services Automobile Association (USAA)
URS Corporation
Verizon Business
Verizon Communications Inc.
Verizon Wireless
Viacom Inc.
WL Ross & Co. LLC
Wachovia Corporation
The Washington Post Company
The Williams Companies, Inc.
Wyeth
Yuen Foong Yu Group
Yulon Group

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

(216) 586-7290
pjleddy@jonesday.com

July 9, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re: *Parker-Hannifin Corporation*
Shareholder Proposal of Norges Bank Investment Management
Securities Exchange Act of 1934 — Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Parker-Hannifin Corporation, an Ohio corporation (the "***Company***"), intends to exclude from its proxy statement and form of proxy (the "***2009 Proxy Materials***") for its 2009 Annual Meeting of Shareholders, a shareholder proposal and supporting statement (the "***Proposal***") submitted on behalf of Norges Bank Investment Management (the "***Proponent***").

Attached hereto as Exhibit A are copies of: (1) the two facsimile cover pages and cover letter from Michael J. Barry, Esq. on behalf of the Proponent, dated May 21, 2009, submitting the Proposal; (2) the Proposal itself; and (3) a letter received by the Company by facsimile on May 29, 2009 providing verification of the Proponent's beneficial ownership of the Company's common stock. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***"), this letter and its exhibits are being emailed to the staff of the Division of Corporation Finance (the "***Staff***") at shareholderproposals@sec.gov. The Company intends to commence distribution of its definitive 2009 Proxy Materials on or about September 28, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2009 Proxy Materials with the Securities and Exchange Commission.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's intent to exclude the Proposal from the 2009 Proxy Materials. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. If the

Proponent elects to submit correspondence to the Staff with respect to the Proposal, we hereby request that the Proponent concurrently furnish the undersigned with a copy of that correspondence on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal is presented in the form of a resolution to be adopted by the Company's shareholders amending the Company's Code of Regulations to add a new Article IV, Section 3 as follows:

> "Notwithstanding any other provision of these Regulations, the Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this Regulation, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this Regulation within 60 days of such determination. Compliance with this Regulation shall be excused if no Director who qualifies as independent is elected by the shareholders or if no Director who is independent is willing to serve as Chairman of the Board. This Regulation shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Regulation was adopted."

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposal from its 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate Ohio law to which the Company is subject; and

- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

The Company May Exclude the Proposal Under Rule 14a-8(i)(2) Because the Proposal Would, if Implemented, Cause the Company to Violate Ohio Law to Which the Company is Subject

Rule 14a-8(i)(2) provides that a company may exclude a shareholder proposal if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which the company is subject. As an Ohio corporation, the Company is subject to Ohio law, including Chapter 1701 of the Ohio Revised Code. As further discussed below and in the legal opinion on Ohio law from Jones Day, attached hereto as Exhibit B, the Proposal would, if implemented, cause the Company to violate Section 1701.64(A) of the Ohio Revised Code.

Ohio corporations such as the Company are subject to Chapter 1701 of the Ohio Revised Code. In particular, Section 1701.64(A) of the Ohio Revised Code ("***Section 1701.64(A)***") provides as follows:

> "(A) The officers of a corporation shall consist of a president, a secretary, a treasurer, and, if desired, a chairman of the board, one or more vice-presidents, and such other officers and assistant officers as may be deemed necessary. The officers shall be elected by the directors. The chairman of the board shall be a director. Unless the articles or the regulations otherwise provide, none of the other officers need be a director. Any two or more offices may be held by the same person, but no officer shall execute, acknowledge, or verify any instrument in more than one capacity if such instrument is required by law or by the articles, the regulations, or the bylaws to be executed, acknowledged, or verified by two or more officers. Unless the articles or the regulations otherwise provide, all officers shall be elected annually."

As provided for by Section 1701.64(A), a person who holds the position of "chairman of the board" of an Ohio corporation is an officer of the Ohio corporation. Article IV, Section 1 (Officers—Designation and Election) of the Company's Code of Regulations reflects Ohio law by requiring that the Company's Chairman of the Board be an officer of the Company. Under Ohio law and the Company's Code of Regulations, the Chairman of the Board must also be a director.

The Proposal requires that, "[n]otwithstanding any other provision of [the] Regulations," new Article IV, Section 3 be added to the Company's Code of Regulations (the "***New Regulation***") to provide that the Company's Chairman of the Board *shall be* "independent." The Proposal provides that "independent" has the meaning set forth in the New York Stock Exchange ("***NYSE***") listing standards.[1] Under the NYSE standards for determining the independence of directors, an executive officer of the Company cannot be an independent director. *See* NYSE Listed Company Manual, §303A.02(b)(i) (which contains the requirement that in determining whether a director of a company is independent, any current employee and any person who serves as an executive officer of the company, other than on an interim basis, is per se not independent). "Executive officer," as used in the NYSE listing standards, has the same meaning specified for the term "officer" under Rule 16a-1(f) of the Securities Exchange Act of 1934. Under Rule 16a-1(f), "officer" means a company's president, principal financial

[1] The Company's common stock is listed on the NYSE.

officer, principal accounting officer (or, if none, controller), any vice-president in charge of a principal business unit, division or function, *any other officer who performs a policy-making function*, or any other person who performs similar policy-making functions for the company (emphasis added).

Under Article IV, Section 2 of the Company's Code of Regulations (Officers—Authority and Duties of Officers), the Company's officers shall have such authority and perform such duties as are customarily incident to their respective offices, or as may be determined from time to time by the Board of Directors of the Company. Currently, the same person holds the offices of Chairman of the Board and Chief Executive Officer ("***CEO***") of the Company. Historically, however, the offices of Chairman and CEO have not always been held by the same person. In fact, during 10 of the last 15 years, the offices of Chairman and CEO of the Company have been held by different persons.[2] During this period, the Chairman of the Board of the Company, as an officer, has always performed a policy-making function for the Company.

In its Supporting Statement, the Proponent states that the Chairman of the Board should be separate from the CEO and should "be in a position to make independent evaluations and decisions, hire management, decide a [sic] remuneration policy that encourages performance, provide strategic direction and have the support to take long-term views in the development of business strategies." Clearly, the office of the Chairman of the Board of the Company, as articulated by the Proponent in its Supporting Statement, will retain its character as an office with a policy-making function for the Company. Thus, even if the Chairman of the Board is no longer the CEO of the Company, the Chairman of the Board of the Company will be an executive officer for purposes of the NYSE listing standards.

Because the Chairman of the Board of the Company is an executive officer for purposes of the NYSE listing standards, no director of the Company will ever be able to serve in such office and remain independent under the NYSE listing standards. To illustrate: if the Company were to elect a director who was not the CEO or otherwise an officer of the Company as the new Chairman of the Board, such director would automatically become both an officer (under Ohio law and the Company's Code of Regulations) and an executive officer (for purposes of the NYSE listing standards) of the Company. Because this newly elected Chairman of the Board would be an executive officer, such person automatically would no longer be independent under the NYSE listing standards, and thus would immediately become ineligible to continue to serve as Chairman of the Board of the Company. As a result, the New Regulation is inherently flawed.

---

[2] From fiscal year 1994 through fiscal year 1999, Patrick Parker served as Chairman of the Board and Duane Collins served as CEO. During fiscal year 2000, Duane Collins served as both Chairman of the Board and CEO. From fiscal year 2001 through fiscal year 2004, Duane Collins served as Chairman of the Board and Donald Washkewicz served as CEO. Since fiscal year 2005, Donald Washkewicz has served as both Chairman of the Board and CEO.

If the Proponent added the "[n]otwithstanding any other provision of these Regulations" language in the New Regulation in an attempt to eliminate this inherent flaw by eliminating the requirement that the Chairman of the Board of the Company be an officer in the Company's Code of Regulations, the "notwithstanding" language cannot eliminate the statutory requirements.

Under Ohio law, the rules and regulations of an Ohio corporation, including the code of regulations, cannot be in contravention of any statutory provisions. *See Knight v. Shutz*, 141 Ohio St. 267 (1943); *State ex rel. Schawb v. Price*, 121 Ohio St. 114 (1929). As noted earlier, Article IV, Section 1 of the Company's Code of Regulations provides that the Chairman of the Board is an officer of the Company. This is consistent with and required by Section 1701.64(A), which provides that if an Ohio corporation desires to have a Chairman of the Board, the Chairman is an officer. Therefore, the New Regulation, if implemented, would cause the Company's Code of Regulations to be in contravention of Section 1701.64(A) by attempting to eliminate the statutory requirement that the Chairman of the Board be an officer. Moreover, even if it is assumed that the Proponent's "notwithstanding" language is effective in eliminating the "officer" requirement under the Company's Code of Regulations, the "notwithstanding" language cannot under Ohio law eliminate the statutory requirement that the Chairman of the Board of an Ohio corporation is an "officer" as set forth in Section 1701.64(A). Accordingly, the New Regulation conflicts with and contravenes Section 1701.64(A) and thus violates Ohio law.

The Staff recently has considered a similar proposal and allowed exclusion of such proposal under Rule 14a-8(i)(2). *See Home Depot, Inc.* (February 12, 2008) (Staff found some basis for the company's excluding a proposal similar to the Proposal under Rule 14a-8(i)(2) where the company stated that the proposed by-law amendment would conflict with its charter and other provisions of its by-laws, and thus violate state law).

For these reasons, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials because, pursuant to Rule 14a-8(i)(2), the Proposal would, if implemented, cause the Company to violate Ohio law to which the Company is subject.

<u>The Company May Exclude the Proposal Under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal</u>

Rule 14a-8(i)(6) provides that a company may exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. The Staff has on recent occasions permitted companies to exclude proposals seeking action contrary to state law pursuant to Rule 14a-8(i)(6). *See, e.g., Schering-Plough Corporation* (March 27, 2008); *Bank of America Corporation* (February 26, 2008); *PG&E Corporation* (February 25, 2008); *The Boeing Company (Olson)* (February 19, 2008).

In light of the discussion above, and as set forth in the legal opinion on Ohio law from Jones Day, attached hereto as Exhibit B, the Company does not have the power or authority to implement the Proposal because the New Regulation is illegal and invalid under Ohio law. Moreover, even if the Proposal is adopted, the Company will never be able to actually implement the New Regulation. As discussed above, if a director who was not the CEO or otherwise an officer of the Company is elected as Chairman of the Board, the director, under Ohio law and the Company's Code of Regulations, will automatically become both an officer of the Company and, based on the policy-making function of the position (which is acknowledged and articulated by the Proponent in its Supporting Statement), an executive officer for purposes of the NYSE listing standards. Because of the application of Ohio law and the NYSE independence standards, the newly elected Chairman of the Board could not satisfy the NYSE independence standards as required by the New Regulation, and pursuant to the terms of the Proposal requiring such independence, would immediately become ineligible to continue to serve as Chairman of the Board of the Company. Under the New Regulation, the Board of Directors would then be forced to select a new Chairman of the Board within 60 days. This process would inevitably occur again and again with respect to each newly elected Chairman of the Board until none of the directors remained eligible to be elected as Chairman of the Board.

The Proponent attempted to provide exceptions in the New Regulation for scenarios in which the New Regulation could not be implemented because no independent director had been elected or no independent director was willing to serve as Chairman of the Board. However, neither of these exceptions provides any help in the scenario described in the immediately preceding paragraph, where independent directors *have* been elected by the shareholders and *are* willing to serve as Chairman of the Board, but can no longer be independent once they are elected as to serve as Chairman of the Board because of the inherent flaws in the New Regulation.

As a final matter, if the Proposal is approved by the Company's shareholders, it will result in an actual amendment to the Company's Code of Regulations. Consequently, the Company will be forced to implement a Proposal that, based on the attached legal opinion, violates Ohio law and, as illustrated above, is inherently flawed and will effectively result in the inability of the Company to appoint a Chairman of the Board, who, as an officer, has historically performed an important policy-making function for the Company.

For all of these reasons, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials because, pursuant to Rule 14a-8(i)(6), the Company lacks the power or authority to implement the Proposal.

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6). Accordingly, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal in its entirety from the 2009 Proxy Materials.

We would be happy to provide you with any additional information or answer any questions that you may have regarding this subject. Please do not hesitate to contact me at (216) 586-7290 or Joseph R. Leonti, Parker-Hannifin's Associate General Counsel, at (216) 896-2887 if we can be of any further assistance in this matter.

Very truly yours,

Pat Leddy

Patrick J. Leddy

Enclosures

cc: Joseph R. Leonti, Parker-Hannifin Corporation
Michael J. Barry, Esq., Grant & Eisenhofer P.A.

EXHIBIT A

GRANT & EISENHOFER P.A.

CHASE MANHATTAN CENTRE■ 1201 MARKET STREET■ 21st FLOOR■ WILMINGTON, DELAWARE 19801
45 ROCKEFELLER CENTER■ 15th FLOOR■ 630 5th AVENUE■ NEW YORK, NEW YORK 10111
302-622-7000■ FAX: 302-622-7100

FACSIMILE TRANSMITTAL FORM

5/21/2009

To:	2168964057	**Firm:**	
Phone:		**Fax:**	2168964057

If you experience problems with a transmission, please call (302) 622-7000 between 8:00 a.m. and 6:00 p.m.

From:	Desiree Sample	Pages (including cover sheet):	4

SUBJECT: NORGES

Cover Message:

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801
302-622-7000 ■ FAX: 302-622-7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017
646-722-8500 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

May 21, 2009

TO:	**THOMAS A. PIRAINO, JR. SECRETARY**	**FIRM:**	**PARKER-HANNIFIN CORPORATION**
PHONE:		**FAX:**	**216-896-4057**

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

FROM:	MICHAEL BARRY, ESQ.	FAX:	(646) 722-8501
PHONE:	(302) 622-7065	Pages (including cover sheet):	3
RE:	*Norges*		

COVER MESSAGE:

Please see attached.

Thank you.

1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

Grant & Eisenhofer P.A.
485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

mbarry@gelaw.com
(302) 622-7065

May 21, 2009

VIA FAX AND OVERNIGHT MAIL

Thomas A. Piraino, Jr.
Secretary
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141

Re: ***Stockholder Proposal Pursuant to Rule 14a-8***

Dear Mr. Piraino:

I represent Norges Bank Investment Management ("NBIM"), which has authorized me to submit the enclosed shareholder proposal ("Proposal") on behalf of NBIM pursuant to Rule 14a-8 to the Parker-Hannifin Corporation (the "Company") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2009 annual meeting of shareholders.

NBIM is the owner of over $2,000 in market value of common stock of the Company and has held such stock continuously for more than 1 year as of today's date. NBIM intends to continue to hold these securities through the date of the Company's 2009 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Michael J. Barry

Michael J. Barry

Enclosure

PARKER-HANNIFIN CORP.

INDEPENDENT CHAIRMAN

RESOLVED: Pursuant to Section 1701.11 of the Ohio Revised Code, the shareholders hereby amend the Code of Regulations to add the following text where designated:

To add a new Article IV, Section 3:

> "Notwithstanding any other provision of these Regulations, the Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this Regulation, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this Regulation within 60 days of such determination. Compliance with this Regulation shall be excused if no Director who qualifies as independent is elected by the shareholders or if no Director who is independent is willing to serve as Chairman of the Board. This Regulation shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Regulation was adopted."

SUPPORTING STATEMENT

Sound corporate governance is a prerequisite for long term value creation. In that context, the composition of the Board should be such that it represents all shareholders to whom it is accountable. The roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. There should be a clear division of the responsibilities between these positions to ensure a balance of power and authority on the Board. Approximately 45% of S&P 1500 companies have separate CEO and Chairman positions.

The Board should be led by an independent Chairman and be in a position to make independent evaluations and decisions, hire management, decide a remuneration policy that encourages performance, provide strategic direction and have the support to take long-term views in the development of business strategies. An independent Chairman is better able to oversee and give guidance to Corporation executives and help prevent conflict or the perception of conflict, and in turn effectively strengthen the system of checks-and-balances within the corporate structure and protect shareholder value.

In our current challenging markets, we believe the need for an independent Chairman is even more imperative. An independent Chairman will be a strength to the Corporation when the Board must make the necessary strategic decisions and prioritizations ahead to sustain a sound business that creates shareholder value over time.

We therefore urge shareholders to vote FOR this proposal.

1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

mbarry@gelaw.com
(302) 622-7065

May 29, 2009

VIA FAX AND OVERNIGHT MAIL

Thomas A. Piraino, Jr.
Secretary
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141

Re: ***Stockholder Proposal Pursuant to Rule 14a-8***

Dear Mr. Piraino:

I represent Norges Bank Investment Management ("NBIM"), which submitted a shareholder proposal to Parker-Hannifin Corporation ("Company") on May 21, 2009 pursuant to Rule 14a-8. Please find enclosed a letter from JPMorgan Chase Bank, N.A. confirming that NBIM had owned over $2,000 in market value of the Company's common stock continuously for over a year when the proposal was submitted.

This letter also will serve to reaffirm NBIM's commitment to hold the stock through the date of the Company's 2009 annual meeting.

Please let me know if you have any further questions.

Sincerely,

Michael J. Barry

Michael J. Barry

Enclosure

J.P.Morgan

JPMorgan Chase Bank, N.A.
Chaseside,
Bournemouth. BH7 7DA
UK

"Parker-Hannifin Corp"

Tuesday, 26 May 2009

To The Company Secretary,

Re: Parker-Hannifin Corp *** FISMA & OMB Memorandum M-07-16 ***

Please accept our confirmation that as at 21st May 2009, and for a minimum of one year prior to 21st May 2009, we JPMorgan Chase Bank, N.A., have held at least $2,000 of the entitled voting share capital in Parker-Hannifin Corp (the "Company") on behalf of the following customer(s):

CUSTOMER
Norges Bank (on behalf of Government of Norway

Executed on Tuesday, 26 May 2009, in Bournemouth, UK.

Yours faithfully,

For and on behalf of
JPMorgan Chase Bank, N.A.

For and on behalf of
JPMorgan Chase Bank, N.A.

JPMorgan Chase Bank, N.A.Organised under the laws of U.S.A. with limited liability. Main Office 1111 Polaris Parkway, Columbus, Ohio 43240
Registered as a branch in England & Wales branch No. BR000746. Registered Branch Office 125 London Wall, London EC2Y 5AJ.
Authorised and regulated by the Financial Services Authority

EXHIBIT B

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

July 9, 2009

Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141

Re: *Shareholder Proposal of Norges Bank Investment Management*

Ladies and Gentlemen:

We have acted as counsel to Parker-Hannifin Corporation, an Ohio corporation (the "***Company***"), in connection with its response to a shareholder proposal (the "***Proposal***") submitted on behalf of Norges Bank Investment Management (the "***Proponent***") for consideration at the Company's 2009 Annual Meeting of Shareholders. In connection therewith, you have requested our opinion as to whether the Proposal would, if implemented, cause the Company to violate Ohio law to which it is subject, and if the Proposal does violate Ohio law, whether the Company would lack the power or authority to implement the Proposal.

In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinions. We have assumed, for purposes of the opinions expressed herein, the authenticity of original and certified documents, the conformity to original or certified copies of all copies submitted to us as conformed or reproduction copies and that all documents, in the forms provided to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have also assumed, for purposes of the opinions expressed herein, that the Company would take only those actions specifically called for by the language of the Proposal.

As to facts material to the opinions and assumptions expressed herein, we have, with your consent, relied upon oral and written statements and representations of officers and other representatives of the Company and others. We have conducted no independent factual investigation of our own but rather have relied solely on the documents that we have reviewed, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON
IRVINE • LONDON • LOS ANGELES • MADRID • MILAN • MOSCOW • MUNICH • NEW DELHI • NEW YORK • PARIS • PITTSBURGH
SAN DIEGO • SAN FRANCISCO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

BACKGROUND

The Proposal is presented in the form of a resolution to be adopted by the Company's shareholders amending the Company's Code of Regulations to add a new Article IV, Section 3 as follows (the "***New Regulation***"):

> "Notwithstanding any other provision of these Regulations, the Chairman of the Board shall be a Director who is independent from the Corporation. For purposes of this Regulation, 'independent' has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman of the Board who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman of the Board who satisfies the requirements of this Regulation within 60 days of such determination. Compliance with this Regulation shall be excused if no Director who qualifies as independent is elected by the shareholders or if no Director who is independent is willing to serve as Chairman of the Board. This Regulation shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Regulation was adopted."

OPINIONS

You have asked our opinion as to whether the Proposal would, if implemented, cause the Company to violate Ohio law to which it is subject, and if the Proposal does violate Ohio law, whether the Company would lack the power or authority to implement the Proposal. Assuming the Company takes only those actions specifically called for by the Proposal — that is, amending the Code of Regulations to add the New Regulation — the Proposal would, if implemented, cause the Company to violate Ohio law, and thus the Company would lack the power or authority to implement the Proposal.

FACTUAL DISCUSSION

Under Ohio Law, if a Company Has a Chairman of the Board, the Chairman of the Board is an Officer of the Company

Ohio corporations such as the Company are subject to Chapter 1701 of the Ohio Revised Code. *See* Ohio Rev. Code Ann. § 1701.98 (2009). In particular, Section 1701.64(A) of the Ohio Revised Code ("***Section 1701.64(A)***") provides as follows:

> (A) The officers of a corporation shall consist of a president, a secretary, a treasurer, and, if desired, a chairman of the board, one or more vice-presidents, and such other officers

> and assistant officers as may be deemed necessary. The officers shall be elected by the directors. The chairman of the board shall be a director. Unless the articles or the regulations otherwise provide, none of the other officers need be a director. Any two or more offices may be held by the same person, but no officer shall execute, acknowledge, or verify any instrument in more than one capacity if such instrument is required by law or by the articles, the regulations, or the bylaws to be executed, acknowledged, or verified by two or more officers. Unless the articles or the regulations otherwise provide, all officers shall be elected annually.

Under Section 1701.64(A), a person who holds the position of "chairman of the board" of an Ohio corporation is an officer of the Ohio corporation. *See* Ohio Rev. Code Ann. §1701.64(A) (2009). Further, the regulations of an Ohio corporation govern the conduct of its affairs. *See* Ohio Rev. Code Ann. § 1701.11(A)(1) (2009). Article IV, Section 1 (Officers—Designation and Election) of the Company's Code of Regulations reflects the requirements of Section 1701.64(A) of Ohio law by requiring that the Company's Chairman of the Board be an officer of the Company. Therefore, under both Section 1701.64(A) and the Company's Code of Regulations, the Chairman of the Board of the Company is an officer of the Company.

Key Provisions of New York Stock Exchange Listed Company Manual

The Company's common shares are listed on the New York Stock Exchange ("***NYSE***"). As a result, the Company is subject to the NYSE corporate governance standards contained in Section 303A of the NYSE Listed Company Manual (the "***NYSE Listed Company Manual***"). Under the NYSE Listed Company Manual, "executive officer" has the same meaning specified for the term "officer" under Rule 16a-1(f) of the Securities Exchange Act of 1934. *See* NYSE Listed Company Manual § 303A.02(b)(i) (footnote 1). Under Rule 16a-1(f), "officer" means a company's president, principal financial officer, principal accounting officer (or, if none, controller), any vice-president in charge of a principal business unit, division or function, *any other officer who performs a policy-making function*, or any other person who performs similar policy-making functions for the company (emphasis added). See 17 C.F.R. § 240.16a-1(f) (2009).

Under Article IV, Section 2 of the Company's Code of Regulations (Officers—Authority and Duties of Officers), the Company's officers have such authority and perform such duties as are customarily incident to their respective offices or as may be determined from time to time by the Board of Directors of the Company. Currently, the same person holds the offices of Chairman of the Board and Chief Executive Officer ("***CEO***") of the Company. Historically, however, the offices of Chairman of the Board and CEO have not always been held by the same person. In fact, we understand from the Company that during 10 of the last 15 years, the offices of Chairman of the Board and CEO of the Company have been held by different persons.[1] The Company has advised us that, during this period, the Chairman of the Board of the Company, as an officer, has always performed a policy-making function for the Company. Moreover, in its supporting statement, the Proponent states that the Chairman of the Board should be separate from the CEO and should "be in a position to make independent evaluations and decisions, hire management, decide a [sic] remuneration policy that encourages performance, provide strategic direction and have the support to take long-term views in the development of business strategies." Accordingly, the Proponent provides that the office of Chairman of the Board, as described in its supporting statement, will be, upon implementation of the Proposal, an office with a policy-making function for the Company. Based on the foregoing, we assume for purposes of this opinion that the Chairman of the Board of the Company, as an officer, performs, and will continue to perform, a policy-making function for the Company and therefore is an executive officer under the NYSE Listed Company Manual.

Section 303A.02(a) of the NYSE Listed Company Manual provides, in relevant part, that no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company. NYSE Listed Company Manual § 303A.02(a). Section 303A.02(b)(i) further provides that "a director is not independent if . . . [such] director is, or has been within the last three years, an employee of the listed company." NYSE Listed Company Manual § 303A.02(b). Commentary to the NYSE rules indicates that a chairman or chief executive officer or other executive officer who serves in such office on *other* than an interim basis will not be considered an independent director under the NYSE rules. *See* NYSE Listed Company Manual § 303A.02(b)(i) (commentary). Because we have assumed that any director that is the Chairman of the Board of the Company as provided under applicable Ohio law and the Company's Code of Regulations would be an executive officer under the NYSE Listed Company Manual, we further assume for purposes of this opinion that the Chairman of the Board of the Company cannot be independent under the NYSE Listed Company Manual.

The New Regulation Attempts to Fix the Inherent Flaw in the New Regulation by Eliminating the "Officer" Requirement for the Chairman of the Board to Enable the Chairman of the Board to be Independent under the NYSE Listed Company Manual and the New Regulation

The New Regulation, by its terms, requires that the Chairman of the Board of the Company shall be independent under the NYSE Listed Company Manual. Because, as assumed

[1] From fiscal year 1994 through fiscal year 1999, Patrick Parker served as Chairman of the Board and Duane Collins served as CEO. During fiscal year 2000, Duane Collins served as both Chairman of the Board and CEO. From fiscal year 2001 through fiscal year 2004, Duane Collins served as Chairman of the Board and Donald Washkewicz served as CEO. Since fiscal year 2005, Donald Washkewicz has served as both Chairman of the Board and CEO.

above, the Chairman of the Board of the Company cannot be independent under the NYSE Listed Company Manual, no director of the Company will ever be able to serve in such office and satisfy the requirements of the New Regulation. As an illustration, if the Company were to elect a director who was not the CEO or otherwise an officer of the Company as the new Chairman of the Board, such director would automatically become both an officer (under Ohio law and the Company's Code of Regulations) and an executive officer (under the NYSE Listed Company Manual) of the Company. Because this newly elected Chairman of the Board would be an executive officer, such person automatically would no longer be independent under the NYSE Listed Company Manual, and would immediately become ineligible to continue to serve as Chairman of the Board of the Company. Thus, the New Regulation is inherently flawed.

If the Proponent added the "[n]otwithstanding any other provision of these Regulations" language in the New Regulation in an attempt to eliminate this inherent flaw by eliminating the requirement that the Chairman of the Board of the Company be an officer in the Company's Code of Regulations, the "notwithstanding" language cannot eliminate the statutory requirements.

Eliminating the "Officer" Requirement for the Chairman of the Board Under the Code of Regulations Violates Ohio Law

Under Ohio law, the code of regulations of an Ohio corporation is enforceable and violations of such regulations are illegal and invalid. *See State ex rel. Webber v. Shaw*, 103 Ohio St. 660 (1921). Further, the rules and regulations of an Ohio corporation, including the code of regulations, cannot be in contravention of any statutory provisions. *See Knight v. Shutz*, 141 Ohio St. 267 (1943); *State ex rel. Schwab v. Price*, 121 Ohio St. 114 (1929); Ohio Rev. Code Ann. § 1701.11(A)(1) (2009). Ohio law therefore provides that an Ohio corporation is not permitted to amend its code of regulations if such amendment would violate Ohio law. Additionally, if a new regulation would violate Ohio law, the Ohio corporation would lack the power or authority to implement the regulation because the new regulation would be illegal and invalid.

Through use of the "notwithstanding" language, the Proponent apparently attempts to eliminate the "officer" requirement under Article IV, Section 1 of the Company's Code of Regulations to enable the Chairman of the Board to be independent under the NYSE Listed Company Manual and thus attempt to preserve the effectiveness of the New Regulation. As discussed above, however, the Article IV, Section 1 "officer" requirement is a reflection of Section 1701.64(A) and it is a requirement as a matter of Ohio law that if a company has a chairman of the board, such chairman of the board is an officer. The New Regulation, if implemented, would cause the Company's Code of Regulations to be in contravention of Section 1701.64(A) by attempting to eliminate the statutory requirement that the Chairman of the Board of the Company be an officer, and thus violates Ohio law. *See* Ohio Rev. Code Ann. §

1701.11(A)(1) (2009); *see also Knight v. Shutz*, 141 Ohio St. 267 (1943); *State ex rel. Schwab v. Price*, 121 Ohio St. 114 (1929).

Moreover, even if it is assumed that the Proponent's "notwithstanding" language is effective to amend the Company's Code of Regulations to eliminate the requirement under Article IV, Section 1 of the Company's Code of Regulations that the Chairman of the Board is an officer, the "notwithstanding" language cannot under Ohio law eliminate the statutory requirement that the Chairman of the Board of an Ohio corporation be an "officer" as set forth in Section 1701.64(A). Only the Ohio legislature can amend or eliminate a statutory provision like Section 1701.64(A). Thus, the New Regulation, if implemented, would violate Ohio law because it contravenes Section 1701.64(A).

Finally, because, as described above, the New Regulation violates Ohio law, the Company lacks the power and authority to implement the New Regulation because it is illegal and invalid under Ohio law. *See Knight v. Shutz*, 141 Ohio St. 267 (1943); *State ex rel. Schwab v. Price*, 121 Ohio St. 114 (1929).

The opinions expressed herein are limited to the laws of the State of Ohio as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction on the opinions expressed herein. Our opinions are limited to those expressly set forth herein and subject to the further limitations, qualifications and assumptions set forth herein, and we express no opinion by implication.

The opinions expressed herein are solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter is not to be used for any other purpose or circulated, quoted or otherwise referred to, without, in each case, our written permission.

Very truly yours,

Jones Day